RECD S.E.C.

FEB 27 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S [barcode] OMMISSION
9

03052344

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

BB 3/3



REPORT FOR THE PERIOD BEGINNING 6/24/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FTN Midwest Research Securities Corp

Midwest Research Securities Corporation

CRD# 119625
SEC# 8-65216



SEC MAIL PROCESSING
RECEIVED
FEB 27 2003
WASH, D.C. 181
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1301 E. 9th Street, Ste. 3232
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Rizzo (216) 592-1808
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

401 S. Tryon St., Ste. 2300	Charlotte	NC	28202-1911
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Martin Rizzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Midwest Research Securities Corp. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Name Martin Rizzo
Title CFO & Managing Director

AMY B. BALL
Notary Public, State of Ohio, Cuy. Cty.
My Commission Expires Feb. 7, 2006



Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



MIDWEST RESEARCH SECURITIES CORPORATION

(A wholly owned subsidiary of First Tennessee Bank National Association)

Financial Statements and Schedule

Period from February 21, 2002 (date of inception) to December 31, 2002

(With Independent Auditors' Report Thereon)

These financial statements and schedules
should be deemed confidential pursuant to
subparagraph (e)(3) of Rule 17a-5.



401 South Tryon Street
Suite 2300
Charlotte, NC 28202-1911

Independent Auditors' Report

The Board of Director and Stockholder
Midwest Research Securities Corporation:

We have audited the accompanying statement of financial condition of Midwest Research Securities Corporation (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the period from February 21, 2002 (date of inception) to December 31, 2002 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwest Research Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the period from February 21, 2002 (date of inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 14, 2003

MIDWEST RESEARCH SECURITIES CORPORATION

(A wholly owned subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	1,239,924
Securities owned, at market value		9,083,779
Receivable from clearing organization, net		1,641,233
Deposit with clearing organization		200,000
Furniture, equipment, and leasehold improvements, net		1,440,218
Goodwill		13,293,673
Deferred tax asset		90,848
Other assets		742,552
	$	27,732,227

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold, not yet purchased, at market value	$	102,732
Accrued compensation and benefits		2,389,988
Due to FTN Financial Securities Corporation		1,209,566
Due to First Tennessee Bank National Association		558,958
Other liabilities		446,545
		4,707,789
Stockholder's equity:		
Common stock, $0.001 par value, 10,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		22,236,359
Retained earnings		788,069
Total stockholder's equity		23,024,438
	$	27,732,227

See accompanying notes to financial statements.



401 South Tryon Street
Suite 2300
Charlotte, NC 28202-1911

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Director
Midwest Research Securities Corporation:

In planning and performing our audit of the financial statements of Midwest Research Securities Corporation (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, for the period from February 21, 2002 (date of inception) to December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory authorities that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2003